EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

PE

FOR AUGUST 25, 2002

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of Registrant as specified in its charter)

Kingdom of Spain
(Jurisdiction of incorporation)
Plaza de San Nicolás 4
48005 Bilbao, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

BBVA

RELEVANT EVENT

BBVA informs,

at the bank's board meeting due to take place on October 2, 2002 in New York, ***Mr. Richard C. Breeden*** will be proposed as an independent board member.

Richard C. Breeden, a graduate in International Relations from Stanford University and in Law from Harvard Law School, was the President of the United States Securities and Exchange Commission (SEC) between 1989 and 1993. He is considered an expert on US and international financial systems and corporate governance of listed companies

September 25, 2002

SECOND INTERIM DIVIDEND AND BBVA 9 MONTHS 2002 FINANCIAL RESULTS RELEASE

(25-09-02)

1. SECOND INTERIM DIVIDEND

The BBVA Board of Directors has approved a gross dividend of 9.00 eurocents for each of all the current issued shares (3,195,852,043). Such dividend will be paid next 10th of October.

Gross dividend: 9.00 eurocents
Net dividend: 7.38 eurocents (witholding tax 18%)

Business days:

-Payment:	Thursday,	October 10th, 2002
-Record:	Wednesday,	October 9th, 2002
-Ex –dividend:	Thursday,	October 10th, 2002

2. BBVA JAN – SEPT 2002 FINANCIALS RESULTS

BBVA first 9 months 2002 Results will be released at 9:00 am Madrid time Wednesday, 30th of October.

The Quarterly Report and the Results Presentation will be sent by e-mail.

This information will simultaneously be available on the website: **www.bbva.es** : Conoce BBVA / Investor Relations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: September 25, 2002

By: ______________________

Name: Miren Josune Basabe Puntox

Title: Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.